Shareholders in Song Networks Holding AB, co.reg. no. 556512-7031, are hereby invited to an extraordinary general meeting on November 15, 2001, at 3.30 p.m. (Swedish time), at Spårvagnshallarna, Konferenslokalen Konduktören, Birger Jarlsgatan 57 A, Stockholm.

Notification etc.

To be entitled to attend the meeting a shareholder must:

a) be registered as a shareholder in the share register held by VPC AB no later than November 5, 2001, and

b) give notice of his or her intention of attending the meeting no later than November 9, 2001, at 12.00 a.m. (Swedish time).

Notice of attendance may be made in writing to Song Networks Holding AB, att: Lena Ekedahl, Box 501, 182 15 Danderyd, by e-mail: lena.ekedahl@songnetworks.net, by fax +46 8 5631 01 01 or by phone +46 8 5631 00 00. The notice should also state the number of advisors attending. Shareholders holding their shares through a nominee have to have their shares temporarily registered in their own name in due time before November 5, 2001, in order to be entitled to attend the meeting. The depository will contact holders of ADSs with further instructions on how to vote.

Agenda

  Opening of the meeting.

  Election of the chairman of the meeting.

  Preparation and approval of the voting list.

  Election of one or two persons to approve the minutes.

  Approval of the agenda.

  Determination whether the meeting has been duly convened.

  Proposal from the board to issue debentures with detachable warrants to subscribe for new shares, with deviation from shareholders' preferential rights.

  Proposal from the board to issue an employee stock option scheme and issue debentures with detachable warrants to subscribe for new shares, as well as approving the transfer of warrants.

  Proposal by the board to authorise the board to decide upon a new share issue.

  Change of board member

  End of the meeting

Complete proposals in respect of section 7, 8 and 9 above as well as documents according to chapter 4 section 4 and chapter 5 section 3 of the Swedish Companies Act will be available at the company's offices at Svärdvägen 19, Danderyd, from November 1, 2001 and will also be presented at the meeting. Copies of these documents will also be sent to shareholders who so request and state their postal address.

Proposal

7. Proposal from the board to issue debentures with detachable warrants to subscribe for new shares, with deviation from the shareholders' preferential rights.

The board proposes that the general meeting shall decide that Song Networks Holding AB (the "Company") shall raise a subordinated loan of a total nominal amount of SEK 400,000, by issuing debentures with a total of 4,000,000 warrants to subscribe for new shares in the Company.

Subscriptions may be made by employees of the Company and its subsidiaries, who are permanently employed on November 1, 2001, and whose employment at the end of the subscription period has not been terminated by the employee or the employer.

Employees entitled to subscribe shall be offered the opportunity to subscribe for debentures with detachable warrants according to the following: Category I - group management and CEOs - debentures with no more than 250,000 warrants per person, Category II - deputy CEOs - debentures with no more than 50,000 warrants per person, Category III - executive officers - debentures with no more than 25,000 warrants per person, Category IV - group managers / specialists - debentures with no more than 5,000 warrants per person, Category V - other employees - debentures with no more than 1,000 warrants per person.

The debentures, each with a nominal value of SEK 10 and having 100 warrants to subscribe for 100 new shares, shall be issued at a price corresponding to the value of the warrants according to the Black & Scholes method and shall be based on the market price of the shares, plus the nominal amount of the debentures. The debentures carry a 3% interest rate and fall due for payment on December 13, 2002.

Exercising the warrants, where each warrant entitles the holder to subscribe for one (1) share, may be made during the period March 1, 2002 - November 22, 2004. The exercise price per share shall correspond to 200% of the average bid price for the Company's shares on the Stockholm Stock Exchange during the period November 2, 2001 - November 15, 2001. Days without quotations shall not be included in the calculation. The average price shall be rounded to the nearest even SEK amount, where 50 öre shall be rounded down. Regular recalculation terms apply to the issue.

Employees entitled to subscribe shall do so, and pay, no later than November 23, 2001, and December 14, 2001, respectively.

The reasons for the deviation from shareholders' preferential rights are that the Company believes that a long term personal ownership interest in the Company can be expected to increase the interest for the business and the results of the Company, increase motivation and the bond to the group. It is therefore advantageous for the Company to be able to offer the employees an opportunity to take part in the development of the group in a way that at the same time favours the shareholders.

8. Proposal from the board to issue an employee stock option scheme and issue debentures with detachable warrants to subscribe for new shares, as well as approving the transfer of warrants

A Proposal from the board to issue an employee stock option scheme

The board proposes that the general meeting shall decide to issue a total of 850,000 employee stock options with the right to obtain shares in Song Networks Holding AB. The employee stock option scheme is to be offered to employees in leading positions within Song Networks Holding AB and its subsidiaries.

Employees in leading positions will be offered a highest number of employee stock options according to the following: Category I - Group management - no more than 50,000 employee stock options per person, Category II - employees reporting directly to Group management, no more than 10,000 employee stock options per person. In addition to this the board will have the right to, in accordance with the above-mentioned principles, offer employee stock options to people later employed within the Song Networks Group.

A condition for allocating options to employees outside of Sweden is that this is legally practicable and that the board makes the assessment that this can be carried out under a reasonable administrative commitment and financial cost.

Exercising the employee stock options, where each stock option entitles the holder to subscribe of one (1) share in Song Networks Holding AB, may be made during the period January 2, 2003 - January 31, 2003. The exercise price per share shall correspond to 110% of the average bid price for the Company's shares on the Stockholm Stock Exchange during the period November 2, 2001 - November 15, 2001 increased with one (1) percent from December 1, 2001 including the month when the new share is subscribed. The employee stock option is not transferable and expires when the employment is discontinued. The employee stock options are received emolument-free by the employees and mature January 31, 2003.

The purpose for the employee stock option scheme is that the board believes that it would benefit the company if the present and future leaders within the Song Networks Group are given the possibility to become shareholders in the company. The interest for the company's business is enhanced and the loyalty towards the company in the future is stimulated, especially since exercising the stock options requires that employment is not discontinued. The employee stock option scheme is to be an incentive for the employees in leading positions to positively influence the Groups continuing development and will therefore benefit the shareholders.

To ensure that Song Networks Holding AB can fulfil its obligation towards the employees when the stock option right is executed, the board proposes that the general meeting issues debentures with detachable warrants to subscribe for new shares to a subsidiary.

B Proposal from the board to issue debentures with detachable warrants to subscribe for new shares, with deviation from shareholders' preferential rights, as well as approving the transfer of warrants

The board proposes that the general meeting shall decide to raise a subordinated loan at a nominal amount of SEK 1, by issuing debentures with a total of 850,000 detachable warrants to subscribe for new shares in the company.

With deviation from the preferential rights of the shareholders, the Company's Finnish subsidiary Song Networks Oy can subscribe for the debentures, with the right and obligation for the subsidiary to detach the warrants and, at the utilisation of the issued stock options, fulfil the commitment in line with the stock option scheme.

The debenture with a total of 850,000 detachable warrants will be issued at the debenture's nominal amount, SEK 1. The debenture carry a 3% annual interest rate and fall due on December 13, 2002.

Exercising the warrants, where each warrant entitles the holder to subscribe of one (1) share, may be made during the period January 2, 2003 - January 31, 2003. The exercise price per share shall correspond to 110% of the average bid price for the Company's shares on the Stockholm Stock Exchange during the period November 2, 2001 - November 15, 2001 increased by one percent (1%) for each month from December 1, 2001 including the month when the new share is subscribed for, less 10 öre. Days without quotations shall not be included in the calculation. The average price shall be rounded to the nearest even SEK amount, where 50 öre shall be rounded down. Regular recalculation terms are applicable on the issue.

Song Networks Oy shall subscribe and pay for the debentures no later than November 23, and December 14, 2001, respectively.

The reason for the deviation from shareholders' preferential rights is the board's proposal to issue stock options to employees in leading positions in order to increase their interest in the Company's development and to stimulate loyalty towards the company. The employee stock option scheme is to be an incentive for the employees and an influence to a positive development of the Company, thereby benefiting the shareholders. A presumption for the decision to issue the employee stock option scheme - in accordance with proposal 8A - is that the proposed issue of debentures with detachable warrants to Song Networks Oy is made.

The board or such person that the board appoints shall have the right to make such minor changes to the general meeting's decision that may be necessary in connection with the registration thereof with PRV and, if applicable, VPC.

A decision by the general meeting regarding the board's proposals 7 and 8B requires approval by at least nine tenths of both the voting rights and the shares represented at the meeting.

As a consequence of the board's proposals under section 7 and 8, the Company's share capital may increase with in total SEK 242,500, which, assuming full exercise, corresponds to approximately 2.35% of the total number of shares and votes.

The dilution, taking into account all previously issued and outstanding warrants, corresponds to approximately 8.89% of the total number of shares and voting rights.

The dilution, taking into account all previously issued and outstanding warrants, decided after the Company became a market-listed company, corresponds to approximately 3.04% of the total number of shares and voting rights.

9. Authorisation to the board to decide upon new issue

The board proposes that the extraordinary general meeting authorises the board to, on one or more occasions, during the period up until the next annual general meeting, decide upon the issue of a maximum 10,000,000 shares, each share having a nominal value of SEK 0.05, entailing a maximum increase of the company's share capital of SEK 500,000. Shares may be issued in connection with possible acquisitions of companies or businesses, or to suppliers in relation to supply agreements, where payment is made by delivery of shares in the company, with deviation from shareholders' preferential rights, or by an issue in kind, or an off-set issue. The price for each share shall in all cases be as close to the market value of the shares as possible with deduction for any discounts necessary to attract sufficient interest for subscription.

10. Change of board member

The Company wishes to inform the general meeting of Craig Young's decision to resign as a board member with effect from September 30, 2001.

Stockholm, October 2001

The Board

Song Networks Holding AB

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